Exhibit 21.1

Subsidiaries of Monolithic Power Systems, Inc.

MPS International Ltd. (Bermuda)

MPS International (Shanghai) Ltd.

Chengdu Monolithic Power Systems Co., Ltd.

MPS International Korea Co., Ltd.

MPS Japan G.K.

MPS Japan K.K.

MPS Europe SARL

Hangzhou MPS Semiconductor Technology Ltd.

MPS International (Taiwan) Ltd.

Monolithic Power Systems Netherlands B.V.